Exhibit 99.2

April 6, 2013

Mr. Harrison Blacker

President

Dejour Energy (USA) Corp.

1401 17th Street, Suite 300

Denver, CO 80202

Subject:	Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Kokopelli Field Area, Garfield County, Colorado, and the South Rangely Field Area, Rio Blanco County, Colorado

Dear Hal:

As you requested, Gustavson Associates has completed reserves and economics as to Dejour Energy’s interests in future oil and gas production associated with the Kokopelli Field Area located in Garfield County, Colorado and the South Rangely Field Area, Rio Blanco County, Colorado. Reserves have been estimated based on analysis of analogous well production data. Estimates and projections have been made as of January 1, 2013. Reserves have been estimated in accordance with the US Securities and Exchange Commission’s (SEC) definitions and guidelines, and the report was prepared for the purpose of inclusion as an exhibit in a filing made with the SEC. This report was completed on April 6, 2013.

In general, Proved Developed Producing (PDP) reserves have been assigned to the South Rangely Federal 36-24A well, Proved Developed Non-Producing (PDNP) reserves have been assigned to the Kokopelli Federal #6 well, and Proved Undeveloped (PUD) reserves have been assigned to 80 total well locations. Of the PUD locations, 75 well locations are in the Kokopelli Field Area and 5 well locations are in the South Rangely Field Area. Gustavson is of the opinion that no current regulations, and no anticipated changes to regulations, would inhibit the ability of Dejour to recover the estimated reserves in the manner projected herein. It is our understanding that the reserves estimated herein represent all of Dejour’s US reserves.

5757 Central Ave.    Suite D    Boulder, Co. 80301 USA    1-303-443-2209    FAX 1-303-443-3156    http://www.gustavson.com

Mr. Harrison Blacker

April 6, 2013

The estimated net reserves volumes and associated net cash flow estimates are summarized below.

Summary of Net Reserves and Projected Before Tax Cash Flow

		Net	Net Heavy	Net
	Net Gas	Condensate	NGL	Ethane	Net Present Value, thousands
	Reserves	Reserves	Reserves	Reserves	of US$ Discounted at
Reserves Category	(MMCF)	(MBO)	(MBO)	(MBO)	0%	10%	15%
Proved Developed Producing, Flat Pricing	108.6	0.0	4.6	6.2	302.1	213.4	188.2
Proved Developed Non-Producing, Flat Pricing	67.8	0.6	3.1	4.3	257.0	172.2	151.1
Proved Undeveloped, Flat Pricing	40,761.5	338.9	1,865.7	2,574.3	48,418.7	–2,592.6	–10,053.8

Total Proved, Flat Pricing	40,937.9	339.5	1,873.4	2,584.8	48,977.8	–2,207.0	–9,714.5

The proportion of the Company’s total reserves represented by the reserves included in this report is shown below.

		Company Net Proved Reserves
Location of Reserves					Oil	Proportion of
		Gas	Condensate	NGL	Equivalent	Oil Eq.
Country	Area	(MMCF)	(MBBL)	(MBBL)	(MBOE)	Reserves
United States	Colorado	40,938	340	4,458	11,621	98%
Total Company					11,894	100%

Note: Natural gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per one barrel of oil equivalent.

Kokopelli Field Area Assumptions, Garfield County, Colorado

Proved Developed Non-Producing (PDNP) reserves have been assigned to the Kokopelli Federal Well 6-7-16-21, which was drilled in November 2012 and has not yet been completed. Logs for this well were reviewed and found to indicate similar response in the target formations to the response in analogous producing wells. Proved Undeveloped (PUD) reserves have been assigned to locations within the area delineated by successful wells and logged net pay, limited to the number of wells in Dejour’s five-year plan, comprising 75 locations. Dejour has entered into a farmout agreement with a private Denver-based drilling fund for a four-well drilling and completion program including the existing PDNP well and three PUD locations. The drilling of these three locations is expected to occur 1st quarter 2013, with completion of all four wells following, and production beginning May 1, 2013. Dejour will not pay any drilling or completion costs for this program, but will contribute the existing well bore, and will have a 14% working interest (WI) and 11.2% net revenue interest (NRI) before payout of 125% of the capital investments (BPO), and 39% WI and 31.2% NRI APO, in the joint venture. Under the flat pricing scenario, the 125% payout level is not reached during the life of the wells. Dejour expects their working interest partner, Brownstone Ventures (US) Inc., to participate in their share of completion of the Federal 6-7-16-21 well, but not in the three drilling locations. Thus Dejour’s interests in these four wells are expected to be as follows:

			Farmout
			Three New Wells				Federal 6-7-16-21 well
	No Farmout		BPO		APO		BPO		APO
Company	WI	NRI	WI	NRI	WI	NRI	WI	NRI	WI	NRI
Dejour	71.43	57.14	14	11.2	39	31.2	10	8	27.86	22.28
Brownstone	28.57	22.86	0	0	0	0	28.57	22.86	28.57	22.86
Drilling Fund			86	68.8	61	48.8	61.43	49.14	43.57	34.86

Mr. Harrison Blacker

April 6, 2013

Dejour expects to start the remainder of their drilling program with 8 wells drilled in the 4th quarter of 2013, and 16 wells per year in 2014 through 2017. Significant upside to this amount includes an additional 17 locations that could be considered PUD, and another 127 locations that could be considered Probable, but for the requirement in the latest SEC guidelines for commitment to drill within five years. The estimated ultimate recovery (EUR) for each location was based on the average performance of 65 wells in the immediate area. Many of these wells were completed in multiple zones, including Williams Fork, Rollins, Cozette, and Corcoran. The average EUR was based on the average composite performance of the total well production from each well.

This model includes production and revenue generated from natural gas liquids (NGLs). We have evaluated the gas sample report you provided. We have accounted for gas shrinkage and lower BTU after processing: all net gas reserves volumes tabulated in this report are after shrinkage. We have also forecast NGL production as a ratio of gas production based on the liquids content displayed in the gas sample report, including 95% of the ethane and 100% of all heavier hydrocarbons.

Expected drilling and completion costs for the next three wells are $2.1 MM per well, based on information provided by Dejour and compared with our knowledge of other operations in the area. Wells drilled thereafter are expected to cost $1.875 per well. Operating costs are estimated at $3,000 per well per month based on information provided by the Client and our experience with similar wells in the area. Abandonment costs of $10,000 were assumed. State and local production taxes are estimated at 7% of revenue. Oil prices were based on the average of the West Texas Intermediate (WTI) pricing from the first day of each month of 2012, adjusted each month by the average differential between Colorado pricing1 and WTI. Similarly, gas prices were calculated for the posted gas prices at Henry Hub, adjusted for gas processing, transportation, and the differential to Colorado Interstate Gas (CIG) mainline pricing. Ethane and NGL prices were estimated based on an analysis of 2012 product prices as a percentage of WTI crude prices and the WTI average 2012 price as described above, with the heavier NGL stream pricing calculated considering the composition of the gas in the Gibson Gulch/ Kokopelli Field. A transportation cost of 10¢ per gallon was deducted from all the prices. A location differential will also exist for any specific property, estimated at $0.10 per gallon. Costs and prices were held flat. Prices are summarized below.

Product	Price
Condensate	$88.42/bbl
Natural Gas	$1.49/MSCF
Ethane	$12.46/bbl
Heavier NGLs	$59.99/bbl
Weighted average total NGLs	$32.43/bbl

[1]	http://tonto.eia.doe.gov/dnav/pet/pet_pri_dfp1_k_m.htm

Mr. Harrison Blacker

April 6, 2013

Dejour’s interests in the Kokopelli Field Area are reported to be 71.43% working interest with a 20% royalty burden for net revenue interest of 57.14%, with the exception of the four wells included in the farmout as described previously.

The estimated net reserves volumes and associated net cash flow estimates for the Kokopelli Field Area are summarized below.

			Net
			Heavy	Net
	Net Gas	Net Oil	NGL	Ethane	Net Present Value, thousands
	Reserves	Reserves	Reserves	Reserves	of US$ Discounted at
Reserves Category	(MMCF)	(MBO)	(MBO)	(MBO)	0%	10%	15%
Proved Developed Non-Producing, Flat Pricing	67.8	0.6	3.1	4.3	257.0	172.2	151.1
Proved Undeveloped, Flat Pricing	40,761.5	338.9	1,865.7	2,574.3	48,418.7	–2,592.6	–10,053.8

Total Proved, Flat Pricing	40,829.3	339.5	1,868.8	2,578.6	48,675.7	–2,420.3	–9,902.6

South Rangely Field Area Assumptions, Rio Blanco County, Colorado

The South Rangely 36-24A well was drilled and completed in late December 2011. The well was hooked up and started producing in December 2012 at a rate similar to the initial rate assumed for the South Rangely type well. We have assigned Proved Developed Non-Producing (PDNP) reserves to the South Rangely Federal 36-24A well. We have evaluated the possibility of assigning Proved Undeveloped reserves to five well locations that are direct offsets to the South Rangely 36-24A well; however, under the current pricing scenario drilling of these locations is uneconomic and so no reserves can be assigned at this time.

The estimated ultimate recovery (EUR) for the South Rangely Federal 36-24A and each of the considered undeveloped well locations was based on the average decline parameters from 28 wells in the immediate area, 460 MMCF. South Rangely 36-24A production was adjusted to account for early production constraints and mechanical problems. All of the analog wells are

Mr. Harrison Blacker

April 6, 2013

producing from the Mancos B formation and are located within 3 miles of the South Rangely Federal 36-24A. The EUR was based on the average decline curve parameters for each well and the average composite performance of the production from each well.

This evaluation includes production and revenue generated from natural gas liquids (NGLs). We have evaluated the gas sample report provided by the client. We have accounted for gas shrinkage and lower BTU after processing: all net gas reserves volumes tabulated in this report are after shrinkage. We have also forecast heavy NGL and ethane production as a ratio of gas production based on the liquids content displayed in the gas sample report.

It was assumed that one undeveloped well location would be drilled in April 2013, coming on line two months after drilling. Expected drilling and completion costs of $800M per well were assumed. That would be followed by the drilling of two wells in April 2014 and two wells in April 2015. Operating costs are estimated at $1,200 per well per month as provided by Dejour and supported by our experience with similar wells in the area.

Abandonment costs of $10,000 were assumed. State and local production taxes are estimated at 7% of revenue. Oil prices were based on the average of the West Texas Intermediate (WTI) pricing from the first day of each month of 2012, adjusted each month by the average differential between Colorado pricing2 and WTI. Similarly, gas prices were calculated for the posted gas prices at Henry Hub, adjusted for gas processing, transportation, and CIG differential. Cost and prices were held flat. NGL prices were estimated similarly to those for Kokopelli, adjusted for the gas composition at South Rangely. Prices are summarized below.

Product	Price
Condensate	$88.42/bbl
Natural Gas	$1.49/MSCF
Ethane	$12.46/bbl
Heavier NGLs	$51.81/bbl
Weighted average total NGLs	$29.11/bbl

Dejour’s interests in the South Rangely Federal 36-24A after drilling and completion are reported to be 39.286% working interest with an 18.636% royalty burden for net revenue interest of 31.964%.

[2]	http://tonto.eia.doe.gov/dnav/pet/pet_pri_dfp1_k_m.htm

Mr. Harrison Blacker

April 6, 2013

The estimated net reserves volumes and associated net cash flow estimates for the South Rangely Field Area are summarized below. A summary cash flow for each pricing scenario is included in Tables 1 through 3. Note that ethane and heavier NGLs are summed in these tables, and the NGL prices shown are average for the entire NGL stream.

	Net Gas Reserves	Net Oil Reserves	Net Heavy NGL Reserves	Net Ethane Reserves	Net Present Value, thousands of US$ Discounted at
Reserves Category	(MMCF)	(MBO)	(MBO)	(MBO)	0%	10%	15%
Proved Developed Producing, Flat Pricing	108.6	0.0	4.6	6.2	302.1	213.4	188.2

Limiting Conditions and Disclaimers

The accuracy of any reserve report or resource evaluation is a function of available data and of engineering and geologic interpretation and judgment. While the evaluation presented herein is believed to be reasonable, it should be viewed with the understanding that subsequent reservoir performance or changes in pricing structure, market demand, or other economic parameters may justify its revision. The assumptions, data, methods, and procedures used are appropriate for the purpose served by the report. Gustavson has used all methods and procedures as we considered necessary under the circumstances to prepare the report.

Gustavson Associates, LLC, holds neither direct nor indirect financial interest in the subject property, the company operating the subject acreage, or in any other affiliated companies.

All data and work files utilized in the preparation of this report are available for examination in our offices. Please contact us if we can be of assistance. We appreciate the opportunity to be of service and look forward to further serving Dejour Energy (USA) Corp.

Sincerely,

Letha C. Lencioni, P.E.
GUSTAVSON ASSOCIATES, LLC.
Vice-President, Petroleum Engineering
Registered Professional Engineer, State of Colorado, # 29506

Table 1 Summary Cash Flow Forecast, Proved Developed Producing Reserves, Flat Pricing

TOTAL PROVED DEVELOPED PRODUCING	DATE	:	3/7/2013
SOUTH RANGELY FIELD	TIME	:	14:52:26
RIO BLANCO COUNTY, COLORADO	DBS	:	Dejour1-12
TO THE INTERESTS OF DEJOUR ENERGY	SETTINGS	:	SETDATA
	SCENARIO	:	Dejour flat

RESERVES AND ECONOMICS

EFF DATE: 01/2013

	GROSS OIL	GROSS GAS	GROSS NGL	NET OIL	NET GAS	NET NGL	NET OIL	NET GAS	NET NGL	TOTAL
—END—	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	REVENUE	REVENUE	REVENUE	REVENUE
MO-YEAR	—MBBLS—	—MMCF—	—MBBLS—	—MBBLS—	—MMCF—	—MBBLS—	—M$—	—M$—	—M$—	—M$—

12-2013	0.000	70.859	6.080	0.000	19.478	1.943	0.000	29.023	56.566	85.589
12-2014	0.000	48.121	4.129	0.000	13.228	1.320	0.000	19.710	38.414	58.124
12-2015	0.000	35.585	3.053	0.000	9.782	0.976	0.000	14.575	28.407	42.982
12-2016	0.000	28.217	2.421	0.000	7.757	0.774	0.000	11.557	22.526	34.083
12-2017	0.000	23.366	2.005	0.000	6.423	0.641	0.000	9.570	18.653	28.223

12-2018	0.000	19.931	1.710	0.000	5.479	0.547	0.000	8.163	15.911	24.074
12-2019	0.000	17.370	1.490	0.000	4.775	0.476	0.000	7.115	13.866	20.981
12-2020	0.000	15.389	1.320	0.000	4.230	0.422	0.000	6.303	12.285	18.588
12-2021	0.000	13.811	1.185	0.000	3.796	0.379	0.000	5.657	11.025	16.682
12-2022	0.000	12.524	1.075	0.000	3.443	0.343	0.000	5.130	9.997	15.127

12-2023	0.000	11.454	0.983	0.000	3.149	0.314	0.000	4.692	9.144	13.836
12-2024	0.000	10.552	0.905	0.000	2.901	0.289	0.000	4.322	8.424	12.746
12-2025	0.000	9.780	0.839	0.000	2.689	0.268	0.000	4.006	7.808	11.814
12-2026	0.000	9.113	0.782	0.000	2.505	0.250	0.000	3.733	7.275	11.008
12-2027	0.000	8.530	0.732	0.000	2.345	0.234	0.000	3.494	6.810	10.304

12-2028	0.000	8.017	0.688	0.000	2.204	0.220	0.000	3.284	6.399	9.683
12-2029	0.000	7.561	0.649	0.000	2.079	0.207	0.000	3.097	6.036	9.133
12-2030	0.000	7.154	0.614	0.000	1.967	0.196	0.000	2.930	5.712	8.642
12-2031	0.000	6.788	0.582	0.000	1.866	0.186	0.000	2.780	5.419	8.199
12-2032	0.000	6.448	0.553	0.000	1.773	0.177	0.000	2.641	5.148	7.789

S TOT	0.000	370.572	31.795	0.000	101.867	10.163	0.000	151.781	295.825	447.606

AFTER	0.000	24.418	2.095	0.000	6.712	0.670	0.000	10.001	19.493	29.494

TOTAL	0.000	394.990	33.890	0.000	108.579	10.833	0.000	161.783	315.318	477.100

	NET OIL	NET GAS	NET NGL	SEVERANCE	AD VALOREM	NET OPER	OPERATING	EQUITY	UNDISC NET	DISC NET
—END—	PRICE	PRICE	PRICE	TAXES	TAXES	EXPENSES	CASH FLOW	INVESTMENT	CASH FLOW	CASH FLOW
MO-YEAR	—M$—	—M$—	—M$—	—M$—	—M$—	—M$—	—M$—	—M$—	—M$—	—M$—

12-2013	0.00	1.49	29.11	0.000	5.991	5.657	73.941	0.000	73.941	70.500
12-2014	0.00	1.49	29.11	0.000	4.069	5.657	48.398	0.000	48.398	41.951
12-2015	0.00	1.49	29.11	0.000	3.009	5.657	34.316	0.000	34.316	27.041
12-2016	0.00	1.49	29.11	0.000	2.386	5.657	26.040	0.000	26.040	18.654
12-2017	0.00	1.49	29.11	0.000	1.976	5.657	20.591	0.000	20.591	13.409

12-2018	0.00	1.49	29.11	0.000	1.685	5.657	16.731	0.000	16.731	9.905
12-2019	0.00	1.49	29.11	0.000	1.469	5.657	13.855	0.000	13.855	7.457
12-2020	0.00	1.49	29.11	0.000	1.301	5.657	11.630	0.000	11.630	5.690
12-2021	0.00	1.49	29.11	0.000	1.168	5.657	9.857	0.000	9.857	4.384
12-2022	0.00	1.49	29.11	0.000	1.059	5.657	8.411	0.000	8.411	3.401

12-2023	0.00	1.49	29.11	0.000	0.968	5.657	7.210	0.000	7.210	2.650
12-2024	0.00	1.49	29.11	0.000	0.892	5.657	6.196	0.000	6.196	2.071
12-2025	0.00	1.49	29.11	0.000	0.827	5.657	5.329	0.000	5.329	1.619
12-2026	0.00	1.49	29.11	0.000	0.771	5.657	4.580	0.000	4.580	1.265
12-2027	0.00	1.49	29.11	0.000	0.721	5.657	3.925	0.000	3.925	0.986

12-2028	0.00	1.49	29.11	0.000	0.678	5.657	3.348	0.000	3.348	0.764
12-2029	0.00	1.49	29.11	0.000	0.639	5.657	2.837	0.000	2.837	0.589
12-2030	0.00	1.49	29.11	0.000	0.605	5.657	2.379	0.000	2.379	0.449
12-2031	0.00	1.49	29.11	0.000	0.574	5.657	1.968	0.000	1.968	0.337
12-2032	0.00	1.49	29.11	0.000	0.545	5.657	1.586	0.000	1.586	0.247

S TOT	0.00	1.49	29.11	0.000	31.332	113.144	303.130	0.000	303.130	213.369

AFTER	0.00	1.49	29.11	0.000	2.065	24.514	2.915	3.929	–1.013	–0.010

TOTAL	0.00	1.49	29.11	0.000	33.397	137.658	306.045	3.929	302.116	213.358

	OIL	GAS
GROSS WELLS	0	1
GROSS ULT., MB & MMF	0	396.144
GROSS CUM., MB & MMF	0	1.154
GROSS RES., MB & MMF	0	394.99
NET RES., MB & MMF	0	108.579
NET REVENUE, M$	0	161.783
INITIAL PRICE, $	0	1.49
INITIAL N.I., PCT.	0	31.964

		P.W. %	P.W., M$
LIFE, YRS.	24.33	5	248.894
DISCOUNT %	10	10	213.358
UNDISCOUNTED PAYOUT, YRS.	0	15	188.173
DISCOUNTED PAYOUT, YRS.	0	20	169.41
UNDISCOUNTED NET/INVEST.	77.9	25	154.86
DISCOUNTED NET/INVEST.	548.83	30	143.211
RATE-OF-RETURN, PCT.	100	40	125.622
INITIAL W.I., PCT.	39.286	60	103.123
		80	89.07
		100	79.308

Table 2 Summary Cash Flow Forecast, Proved Developed Non-Producing Reserves, Flat Pricing

TOTAL PROVED DEVELOPED NON-PRODUCING	DATE	:	3/7/2013
KOKOPELLI FIELD	TIME	:	14:52:27
GARFIELD COUNTY, COLORADO	DBS	:	Dejour1-12
TO THE INTERESTS OF DEJOUR ENERGY	SETTINGS	:	SETDATA
	SCENARIO	:	Dejour flat

RESERVES AND ECONOMICS

EFF DATE: 01/2013

	GROSS OIL	GROSS GAS	GROSS NGL	NET OIL	NET GAS	NET NGL	NET OIL	NET GAS	NET NGL	TOTAL
—END—	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	REVENUE	REVENUE	REVENUE	REVENUE
MO-YEAR	—MBBLS—	—MMCF—	—MBBLS—	—MBBLS—	—MMCF—	—MBBLS—	—M$—	—M$—	—M$—	—M$—

12-2013	1.249	174.648	16.363	0.100	12.016	1.309	8.833	17.903	42.452	69.188
12-2014	0.851	118.978	11.147	0.068	8.186	0.892	6.017	12.197	28.920	47.134
12-2015	0.558	78.033	7.311	0.045	5.369	0.585	3.947	7.999	18.967	30.913
12-2016	0.430	60.161	5.637	0.034	4.139	0.451	3.043	6.167	14.623	23.833
12-2017	0.356	49.775	4.663	0.028	3.425	0.373	2.517	5.103	12.099	19.719

12-2018	0.307	42.868	4.016	0.025	2.949	0.321	2.168	4.394	10.420	16.982
12-2019	0.271	37.893	3.550	0.022	2.607	0.284	1.916	3.884	9.211	15.011
12-2020	0.244	34.112	3.196	0.020	2.347	0.256	1.725	3.497	8.292	13.514
12-2021	0.223	31.127	2.916	0.018	2.142	0.233	1.574	3.191	7.566	12.331
12-2022	0.205	28.701	2.689	0.016	1.975	0.215	1.452	2.942	6.976	11.370

12-2023	0.191	26.685	2.500	0.015	1.836	0.200	1.350	2.736	6.485	10.571
12-2024	0.179	24.978	2.340	0.014	1.719	0.187	1.263	2.561	6.071	9.895
12-2025	0.168	23.512	2.203	0.013	1.618	0.176	1.189	2.410	5.716	9.315
12-2026	0.159	22.237	2.083	0.013	1.530	0.167	1.125	2.280	5.404	8.809
12-2027	0.151	21.108	1.978	0.012	1.452	0.158	1.068	2.164	5.130	8.362

12-2028	0.143	20.052	1.879	0.011	1.380	0.150	1.014	2.056	4.874	7.944
12-2029	0.136	19.050	1.785	0.011	1.311	0.143	0.963	1.953	4.631	7.547
12-2030	0.129	18.097	1.696	0.010	1.245	0.136	0.915	1.855	4.399	7.169
12-2031	0.123	17.192	1.611	0.010	1.183	0.129	0.870	1.762	4.179	6.811
12-2032	0.117	16.333	1.530	0.009	1.124	0.122	0.826	1.674	3.970	6.470

S TOT	6.189	865.540	81.093	0.495	59.549	6.487	43.776	88.728	210.385	342.889

AFTER	0.856	119.693	11.214	0.068	8.235	0.897	6.054	12.270	29.093	47.417

TOTAL	7.044	985.232	92.308	0.564	67.784	7.385	49.829	100.998	239.478	390.306

	NET OIL	NET GAS	NET NGL	SEVERANCE	AD VALOREM	NET OPER	OPERATING	EQUITY	UNDISC NET	DISC NET
—END—	PRICE	PRICE	PRICE	TAXES	TAXES	EXPENSES	CASH FLOW	INVESTMENT	CASH FLOW	CASH FLOW
MO-YEAR	—M$—	—M$—	—M$—	—M$—	—M$—	—M$—	—M$—	—M$—	—M$—	—M$—

12-2013	88.42	1.49	32.43	0.000	4.843	2.400	61.945	0.000	61.945	59.062
12-2014	88.42	1.49	32.43	0.000	3.299	3.600	40.234	0.000	40.234	34.874
12-2015	88.42	1.49	32.43	0.000	2.164	3.600	25.149	0.000	25.149	19.817
12-2016	88.42	1.49	32.43	0.000	1.668	3.600	18.565	0.000	18.565	13.299
12-2017	88.42	1.49	32.43	0.000	1.380	3.600	14.738	0.000	14.738	9.598

12-2018	88.42	1.49	32.43	0.000	1.189	3.600	12.194	0.000	12.194	7.219
12-2019	88.42	1.49	32.43	0.000	1.051	3.600	10.361	0.000	10.361	5.576
12-2020	88.42	1.49	32.43	0.000	0.946	3.600	8.968	0.000	8.968	4.388
12-2021	88.42	1.49	32.43	0.000	0.863	3.600	7.868	0.000	7.868	3.500
12-2022	88.42	1.49	32.43	0.000	0.796	3.600	6.974	0.000	6.974	2.820

12-2023	88.42	1.49	32.43	0.000	0.740	3.600	6.231	0.000	6.231	2.291
12-2024	88.42	1.49	32.43	0.000	0.693	3.600	5.603	0.000	5.603	1.872
12-2025	88.42	1.49	32.43	0.000	0.652	3.600	5.063	0.000	5.063	1.538
12-2026	88.42	1.49	32.43	0.000	0.617	3.600	4.593	0.000	4.593	1.268
12-2027	88.42	1.49	32.43	0.000	0.585	3.600	4.177	0.000	4.177	1.049

12-2028	88.42	1.49	32.43	0.000	0.556	3.600	3.788	0.000	3.788	0.865
12-2029	88.42	1.49	32.43	0.000	0.528	3.600	3.418	0.000	3.418	0.709
12-2030	88.42	1.49	32.43	0.000	0.502	3.600	3.067	0.000	3.067	0.579
12-2031	88.42	1.49	32.43	0.000	0.477	3.600	2.734	0.000	2.734	0.469
12-2032	88.42	1.49	32.43	0.000	0.453	3.600	2.417	0.000	2.417	0.377

S TOT	88.42	1.49	32.43	0.000	24.002	70.800	248.087	0.000	248.087	171.170

AFTER	88.42	1.49	32.43	0.000	3.319	34.200	9.898	1.000	8.898	1.062

TOTAL	88.42	1.49	32.43	0.000	27.321	105.000	257.985	1.000	256.985	172.232

	OIL	GAS
GROSS WELLS	0	1
GROSS ULT., MB & MMF	7.044	985.233
GROSS CUM., MB & MMF	0	0
GROSS RES., MB & MMF	7.044	985.233
NET RES., MB & MMF	0.564	67.784
NET REVENUE, M$	49.829	100.998
INITIAL PRICE, $	88.42	1.49
INITIAL N.I., PCT.	8	8.000

		P.W. %	P.W., M$
LIFE, YRS.	29.5	5	204.03
DISCOUNT %	10	10	172.232
UNDISCOUNTED PAYOUT, YRS	0	15	151.072
DISCOUNTED PAYOUT, YRS.	0	20	135.874
UNDISCOUNTED NET/INVEST.	257.98	25	124.33
DISCOUNTED NET/INVEST.	2843.81	30	115.192
RATE-OF-RETURN, PCT.	100	40	101.492
INITIAL W.I., PCT.	10	60	83.979
		80	72.959
		100	65.237

Table 3 Summary Cash Flow Forecast, Proved Undeveloped Reserves, Flat Pricing

TOTAL PROVED UNDEVELOPED	DATE	:	3/7/2013
KOKOPELLI FIELD	TIME	:	14:51:22
GARFIELD COUNTY, COLORADO	DBS	:	Dejour1-12
TO THE INTERESTS OF DEJOUR ENERGY	SETTINGS	:	SETDATA
	SCENARIO	:	Dejour flat

RESERVES AND ECONOMICS

EFF DATE: 01/2013

	GROSS OIL	GROSS GAS	GROSS NGL	NET OIL	NET GAS	NET NGL	NET OIL	NET GAS	NET NGL	TOTAL
—END—	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	REVENUE	REVENUE	REVENUE	REVENUE
MO-YEAR	—MBBLS—	—MMCF—	—MBBLS—	—MBBLS—	—MMCF—	—MBBLS—	—M$—	—M$—	—M$—	—M$—

12-2013	6.686	935.139	87.614	2.100	252.530	27.511	185.640	376.269	892.179	1454.088
12-2014	25.723	3597.646	337.067	13.526	1626.880	177.237	1195.951	2424.050	5747.712	9367.713
12-2015	37.260	5211.146	488.238	20.521	2468.290	268.903	1814.489	3677.751	8720.386	14212.626
12-2016	45.315	6337.820	593.797	25.300	3043.123	331.527	2237.061	4534.255	10751.254	17522.570
12-2017	51.701	7230.904	677.471	29.051	3494.299	380.680	2568.729	5206.508	12345.245	20120.482

12-2018	44.538	6229.152	583.616	25.027	3010.221	327.943	2212.874	4485.231	10635.016	17333.121
12-2019	31.585	4417.472	413.878	17.674	2125.851	231.597	1562.754	3167.518	7510.559	12240.831
12-2020	25.787	3606.612	337.907	14.399	1731.871	188.676	1273.133	2580.489	6118.647	9972.269
12-2021	22.163	3099.669	290.411	12.357	1486.296	161.922	1092.606	2214.583	5251.035	8558.224
12-2022	19.609	2742.463	256.944	10.922	1313.639	143.112	965.682	1957.322	4641.042	7564.046

12-2023	17.684	2473.323	231.728	9.842	1183.773	128.964	870.215	1763.822	4182.231	6816.268
12-2024	16.169	2261.429	211.876	8.993	1081.670	117.841	795.157	1611.688	3821.505	6228.350
12-2025	14.938	2089.275	195.746	8.304	998.810	108.814	734.245	1488.228	3528.764	5751.237
12-2026	13.914	1946.045	182.327	7.731	929.937	101.310	683.615	1385.606	3285.441	5354.662
12-2027	13.052	1825.403	171.024	7.248	871.775	94.974	640.859	1298.944	3079.951	5019.754

12-2028	12.341	1726.043	161.715	6.848	823.708	89.737	605.524	1227.324	2910.132	4742.980
12-2029	11.763	1645.215	154.142	6.524	784.722	85.490	576.865	1169.237	2772.401	4518.503
12-2030	11.291	1579.105	147.948	6.260	752.948	82.029	553.507	1121.894	2660.142	4335.543
12-2031	10.902	1524.739	142.854	6.044	726.923	79.193	534.376	1083.116	2568.197	4185.689
12-2032	10.569	1478.242	138.498	5.859	704.744	76.777	518.072	1050.070	2489.842	4057.984

S TOT	442.991	61956.848	5804.805	244.530	29412.008	3204.236	21621.354	43823.898	103911.681	169356.922

AFTER	169.802	23748.488	2225.022	94.359	11349.498	1236.450	8343.241	16910.754	40097.411	65351.406

TOTAL	612.793	85705.336	8029.827	338.889	40761.504	4440.686	29964.596	60734.656	144009.092	234708.344

	NET OIL	NET GAS	NET NGL	SEVERANCE	AD VALOREM	NET OPER	OPERATING	EQUITY	UNDISC NET	DISC NET
—END—	PRICE	PRICE	PRICE	TAXES	TAXES	EXPENSES	CASH FLOW	INVESTMENT	CASH FLOW	CASH FLOW
MO-YEAR	—M$—	—M$—	—M$—	—M$—	—M$—	—M$—	—M$—	—M$—	—M$—	—M$—

12-2013	88.42	1.49	32.43	0.000	101.786	35.795	1316.507	10571.640	–9255.133	–8626.330
12-2014	88.42	1.49	32.43	0.000	655.740	375.127	8336.849	21143.283	–12806.432	–11178.706
12-2015	88.42	1.49	32.43	0.000	994.884	786.564	12431.179	21143.283	–8712.100	–6936.184
12-2016	88.42	1.49	32.43	0.000	1226.580	1198.001	15097.994	21143.283	–6045.285	–4395.249
12-2017	88.42	1.49	32.43	0.000	1408.434	1609.437	17102.611	21143.283	–4040.663	–2690.215

12-2018	88.42	1.49	32.43	0.000	1213.318	1866.584	14253.216	0.000	14253.216	8438.263
12-2019	88.42	1.49	32.43	0.000	856.858	1866.584	9517.385	0.000	9517.385	5122.303
12-2020	88.42	1.49	32.43	0.000	698.059	1866.584	7407.621	0.000	7407.621	3624.379
12-2021	88.42	1.49	32.43	0.000	599.076	1866.584	6092.565	0.000	6092.565	2709.958
12-2022	88.42	1.49	32.43	0.000	529.483	1866.584	5167.980	0.000	5167.980	2089.730

12-2023	88.42	1.49	32.43	0.000	477.139	1866.584	4472.545	0.000	4472.545	1644.112
12-2024	88.42	1.49	32.43	0.000	435.984	1866.584	3925.780	0.000	3925.780	1311.928
12-2025	88.42	1.49	32.43	0.000	402.587	1866.584	3482.066	0.000	3482.066	1057.861
12-2026	88.42	1.49	32.43	0.000	374.826	1866.584	3113.249	0.000	3113.249	859.830
12-2027	88.42	1.49	32.43	0.000	351.383	1866.584	2801.787	0.000	2801.787	703.463

12-2028	88.42	1.49	32.43	0.000	332.009	1866.584	2544.386	0.000	2544.386	580.760
12-2029	88.42	1.49	32.43	0.000	316.295	1866.584	2335.622	0.000	2335.622	484.644
12-2030	88.42	1.49	32.43	0.000	303.488	1866.584	2165.469	0.000	2165.469	408.489
12-2031	88.42	1.49	32.43	0.000	292.998	1866.584	2026.104	0.000	2026.104	347.454
12-2032	88.42	1.49	32.43	0.000	284.059	1866.584	1907.337	0.000	1907.337	297.351

S TOT	88.42	1.49	32.43	0.000	11854.987	32003.686	125498.250	95144.766	30353.496	–4146.157

AFTER	88.42	1.49	32.43	0.000	4574.598	42193.039	18583.744	518.496	18065.248	1553.507

TOTAL	88.42	1.49	32.43	0.000	16429.586	74196.727	144081.984	95663.266	48418.742	–2592.649

	OIL	GAS
GROSS WELLS	0	75
GROSS ULT., MB & MMF	612.793	85705.32
GROSS CUM., MB & MMF	0	0
GROSS RES., MB & MMF	612.793	85705.32
NET RES., MB & MMF	338.889	40761.496
NET REVENUE, M$	29964.613	60734.684
INITIAL PRICE, $	88.42	1.49
INITIAL N.I., PCT.	55.302	55.302

		P.W. %	P.W., M$
LIFE, YRS.	44.67	5	12762.461
DISCOUNT %	10	10	–2592.653
UNDISCOUNTED PAYOUT, YRS.	9.69	15	–10053.785
DISCOUNTED PAYOUT, YRS.	44.67	20	–13897.317
UNDISCOUNTED NET/INVEST.	1.51	25	–15883.988
DISCOUNTED NET/INVEST.	0.96	30	–16844.219
RATE-OF-RETURN, PCT.	9.16	40	–17222.701
INITIAL W.I., PCT.	69.133	60	–15863.914
		80	–14063.96
		100	–12466.102